Exhibit 4.20

INDEPENDENT DIRECTOR COMPENSATION POLICY

ADOPTED: DECEMBER 13, 2023
AMENDED: MARCH 17, 2026

Each member of the Board of Directors (the “Board”) of Mynd.ai, Inc. (together with its affiliates, the “Company”) who is not an employee of the Company (each, a “Director”) shall receive compensation in accordance with this Independent Director Compensation Policy (this “Policy”), as it may be amended by the Board from time to time, during such Director’s period of service as a member of the Board. References to “$” in this Policy are to United States Dollars.
Cash Compensation:
Annual Cash Retainer. $40,000 per calendar year. An additional $29,000 per calendar year if a Director serves as Chairperson of the Board.
Committee Member Retainers. $10,000 per calendar year while a Director serves on the Audit Committee of the Board; $7,500 per calendar year while a Director serves on the Compensation & Benefits Committee of the Board; and $5,000 per calendar year while a Director serves on the Nominating & Corporate Governance Committee of the Board, provided, that a Director will not receive a Committee Member Retainer for service on a committee if such Director receives a Committee Chair Retainer for such committee during the same calendar year.
Committee Chair Retainers. $20,000 per calendar year while a Director serves as Chairperson on the Audit Committee of the Board. $14,000 per calendar year while a Director serves as Chairperson on the Compensation & Benefits Committee of the Board. $10,000 per calendar year while a Director serves as Chairperson on the Nominating & Corporate Governance Committee of the Board.
Lead Independent Director Retainer. $15,000 per calendar year while a Director serves as the Lead Independent Director of the Board.
Payment Timing. All retainers are payable in four equal quarterly installments in cash, delivered as soon as practicable following the last day of the applicable quarter, but in no event later than 30 days following the end of the applicable quarter. All retainers are subject to a Director’s continued service through the applicable payment date.
Equity Compensation:
Annual Equity Retainer. An annual grant of restricted stock units (“RSUs”) pursuant to the Mynd.ai, Inc. Equity Incentive Plan (the “Equity Plan”) with a grant date fair value of $150,000 (or $225,000 for the Chairperson of the Board) and subject to the terms of the Equity Plan and an Award Agreement thereunder. These RSUs will vest over a three-year period, with one-third of the RSUs vesting on the first anniversary of the grant date, and the remaining two-thirds of the RSUs vesting in eight equal quarterly installments thereafter. The annual equity retainer will be pro-rated for any partial year of service, including in the year of a Director’s initial election, if applicable.
Initial Equity Grant. Upon initial appointment to the Board, a grant of RSUs pursuant to the Equity Plan with a grant date fair value of $300,000 and subject to the terms of the Equity Plan and an Award Agreement thereunder, provided, that if a Director is appointed as Chairperson of the Board, the grant date fair value of such RSUs shall be $500,000. These RSUs vest over a two-year period, with half of these RSUs vesting on the first anniversary of the grant date, and the remaining half of the RSUs vesting in four equal quarterly installments thereafter.

Shares resulting from the settlement of RSUs will be issued as determined by the Company for administrative convenience, but in all events by March 15 of the calendar year following the calendar year in which the applicable vesting date occurred. All equity grants are subject to a Director’s continued service through the applicable vesting date.
Expenses:
The Company will reimburse a Director for all travel expenses reasonably incurred by such Director in the proper performance of such Director’s obligations to the Company as a Director, provided that such Director supplies receipts or other evidence of such expenditures in a timely manner in accordance with the Company’s policies. A Director’s expenses may include legal fees if it is necessary in the furtherance of such Director’s duties for such Director to seek independent legal advice (provided that allegations of actual fraud, gross negligence or willful misconduct have not been finally determined against such Director), subject to such Director having first notified the Board. Any such payment by the Company is subject to Company policies any applicable restrictions under applicable law and the amended and restated articles of association of the Company.
Taxes:
Directors are responsible for all taxes arising from any payments made pursuant to the terms of this Policy and the Company will not withhold taxes with respect to such payments.
Insurance & Indemnification:
Insurance. The Company has an insurance policy under which Directors are insured, subject to the limits of the policy and applicable law, against certain losses arising from claims that may be made against a Director by reason of any acts or omissions covered under the policy in such Director’s capacity as a director of the Company, including certain liabilities under securities laws.

Indemnification. The Company has entered and will enter into an indemnification agreement with each Director that provides contractual rights to indemnification, to the fullest extent permitted under applicable law and the amended and restated articles of association of the Company, and subject to the terms set forth in those agreements.

Share Ownership Guidelines:
Directors are subject to any applicable share retention policy or guidelines adopted by the Company from time to time, in accordance with the terms of such policy or guidelines.

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